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                             [JONES DAY LETTERHEAD]


002371:ale 2163351
025090-060006

                                November 29, 2004


VIA EDGAR AND FEDERAL EXPRESS

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Division of Corporation Finance
AD No. 5, Mail Stop 0305, Room 3106
450 Fifth Street, N.W.
Washington, D.C.  20549

                            RE: EDELBROCK CORPORATION

AMENDMENT NO. 4 TO SCHEDULE 13E-3      REVISED PRELIMINARY PROXY ON SCHEDULE 14A
FILED NOVEMBER 10, 2004                FILED NOVEMBER 10, 2004
FILE NO. 5-53153                       FILE NO. 0-24802

FORM 10-Q FOR THE PERIOD ENDED
SEPTEMBER 25, 2004
FILED NOVEMBER 9, 2004


Dear Mr. Panos and Ms. Losert:

        On behalf of Edelbrock Corporation ("Edelbrock") and in response to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in the SEC's letter dated November 18, 2004, we are electronically transmitting conformed copies of Edelbrock's Definitive Proxy Statement (the "Definitive Proxy Statement") and Amendment No. 5 to the Schedule 13E-3 (the "Amended Schedule 13E-3"). On November 19, 2004, Edelbrock filed an Amended Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2004 also in response to the Staff's comments. We will send one clean copy and three hard copies marked to show changes from the Preliminary Proxy Statement and Amendment No. 4 to the Schedule 13E-3 filed with the SEC on November 10, 2004. For your convenience, the text of the Staff's comments has been included in this letter.

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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 29, 2004
Page 2



FORM 10-Q FILED NOVEMBER 9, 2004 FOR THE PERIOD ENDED SEPTEMBER 25, 2004

CONTROLS AND PROCEDURES, PAGE 17

        COMMENT 1. Based on their evaluation, Messrs. Edelbrock and Feles must provide a conclusion regarding the effectiveness of Edelbrock's disclosure controls and procedures as defined in Rule 15d-15(e) of the Securities Exchange Act of 1934. It is inappropriate to conclude that the disclosure and controls are suitable and effective for the Company, taking into consideration the size and nature of the Company's business and operations. Please revise as necessary.

        Response: In response to the Staff's comment, the Company amended its Quarterly Report on Form 10-Q for the period ending September 25, 2004 on November 19th to amend Part I, Item. 4 in its entirety.

PRELIMINARY PROXY MATERIALS

SPECIAL FACTORS, PAGE 19

        COMMENT 2. Please revise the disclosure to explain the specific factors contemplated by the merger agreement and those factors that are within the discretion of the special committee in determining whether an offer qualifies as an indication of interest or a "bona fide proposal."

        Response: In response to the Staff's comment, the following paragraph will replace in the Definitive Proxy Statement what is presently the final paragraph preceding the heading "Purpose of the Merger" beginning on page 28 of the preliminary proxy statement filed November 10th:

        Under the merger agreement, the special committee may engage in discussions relating to a bona fide acquisition proposal from a third party that constitutes, or is reasonably likely to result in, a superior proposal to the proposed transaction. The special committee accordingly considered whether the CIF indication of interest constituted a bona fide acquisition proposal. In this regard, the special committee considered the background of the CIF indication of interest, including the lack of certainty regarding price, the associated stated contingencies and the fact that CIF had not engaged in any due diligence with respect to Edelbrock or had any meaningful contact with Edelbrock's management. The special committee also considered the fact that CIF's interest was conditioned on acquiring a controlling interest in Edelbrock, which could not be achieved given Mr. Edelbrock's expressed disinterest in a sale of those shares he owned and/or controlled, and the

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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 29, 2004
Page 3



        fact that CIF's indication of interest had effectively been withdrawn. Taking all these factors into consideration, the special committee concluded that CIF had not made a bona fide acquisition proposal, and that on that basis there was no reason to consider CIF's indication of interest further. The special committee also determined that, considering Kerlin Capital's advice and that the CIF letter was neither a firm nor a fully-financed offer, there was no basis to further consider the special committee's conclusions and recommendations regarding the merger agreement and the transactions contemplated by it. The special committee directed Kerlin Capital to send a letter to CIF confirming their discussions and confirming that CIF had withdrawn its indication of interest. Kerlin Capital transmitted this letter on October 18, 2004.

        COMMENT 3. We note your response to our prior comment no. 9, but have the following comment. Please advise us why the special committee did not consider Mr. Edelbrock's refusal to sell his shares a breach of his fiduciary duties.

        Response: The special committee did not believe Mr. Edelbrock's position that he was not a seller with respect to the shares in Edelbrock he owned and/or controlled conflicted with Mr. Edelbrock's fiduciary duties as a director or majority stockholder to Edelbrock or Edelbrock's unaffiliated public stockholders because Mr. Edelbrock's actions were in accordance with applicable Delaware law. Under Delaware law, Mr. Edelbrock, despite being both a director and majority stockholder, had the right, acting as a stockholder, to base any decision whether or not to consider a sale of the Edelbrock shares he owned and/or controlled, on personal interests. Bershad v. Curtis-Wright Corporation, 535 A.2d 840, 845 (Del. 1987) (holding that stockholders in Delaware corporations have a right to control and vote their shares in their own interest, even if based on personal profit, or determined by whim or caprice, and explaining that a majority stockholder is under no duty to sell its holdings, merely because the sale would profit the minority). As a director, Mr. Edelbrock had an obligation to disclose any expression of interest -- such as the CIF expression of interest -- to the special committee that was negotiating on behalf of Edelbrock's unaffiliated public stockholders and to remove himself from any further discussions of such matters. Thorpe by Castleman v. CERBCO, Inc., 676 A.2d 436, 442-444 (Del. 1996) (explaining that directors have an obligation to report an expression of interest, but are not obligated to approve a sale of their stock). However, under applicable Delaware law, the receipt of a third party expression of interest -- in this instance the CIF expression of interest -- did not alter Mr. Edelbrock's right as a majority stockholder -- a right he enjoyed under Delaware law despite being a director -- to continue to refuse to consider a sale of the shares he owned and/or controlled based on personal interests alone. Id. at 444; See also Bershad, 525 A.2d at 845. By extension, neither Mr. Edelbrock's status as a director nor as a majority stockholder required or obligated him to sell the shares he owned and/or controlled to a third party. Regardless of what views may be as to the merits of Delaware law on these matters,

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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 29, 2004
Page 4



Mr. Edelbrock's actions were in accordance with applicable law and with the fiduciary duties he owed to the Company and the unaffiliated public stockholders both as a director and as a majority stockholder.

CLOSING COMMENTS

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable form the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.



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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 29, 2004
Page 5



        Response: The Definitive Proxy Statement, Amended Schedule 13E-3 and the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004 reflect revisions in response to the Staff's comments. If you have any questions regarding the revised filings, please do not hesitate to contact me at (213) 243-2521, or by facsimile at (213) 243-2539.

                                               Sincerely,

                                               /s/ ESME C. SMITH
                                               ---------------------------------
                                               Esme C. Smith

cc:     Mr. Jeffrey L. Thompson
        Mr. Aristedes T. Feles
        Mr. William K. Doyle
        Mr. Benjamin C. Sexton
        Mr. Craig L. Lawson
        Robert T. Clarkson, Esq.
        Sean M. McAvoy, Esq.
        John W. Edwards, II, Esq.
        David A. Hatch, Esq.
        Samuel A. Nolen, Esq.
        Marc L. Brown, Esq.
        Michael V. Gisser, Esq.
        John R. Light, Esq.
        Ann H. Woo, Esq.